Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-260065
November 2021

BLACKBOX STOCKS

Safe Harbor / Forward-Looking

Free Writing Prospectus

Issuer Free Writing Prospectus Issued Pursuant to Rule 433 of the Securities Act of 1933, as amended (the "Securities Act"): Blackboxstocks Inc. (the "Company") has filed a registration statement on Form S-1 (File No. 333-260065), including a preliminary prospectus, as amended and supplemented (the "Registration Statement"), with the U.S. Securities and Exchange Commission (the "SEC") for the Company's initial public offering of its shares of common stock, par value $0.001 per share, to which this free writing prospectus relates. This free writing prospectus should be read together with the preliminary prospectus included in the Registration Statement, the initial filing of which can be accessed at the following link: https://www.sec.gov/Archives/edgar/data/1567900/000143774921025528/blkbx20211104_s1a.htm

Before you invest, you should read the prospectus in the Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-687-5650 or info@alexandercapitallp.com, or on the Company's website https://blackboxstocks.com/sec-filings/.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believe," "estimate," "project," "anticipate," "expect," "seek," "predict," "continue," "possible," "intend," "may," "might," "will," "could," "would" or "should" or, in each case, their negative, or other variations or comparable terminology. All statements other than statements of historical facts contained in this free writing prospectus are forward-looking statements, and the Company may not actually achieve the plans, intentions or expectations disclosed in these forward statements, as a result of various factors, including, but not limited to, the factors discussed in the "Risk Factors" sections of the Company's filings with the SEC.

Forward-looking statements speak only as of the date of this free writing prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Transaction Summary

Issuer	Blackboxstocks Inc.
Proposed Exchange/Ticker	Nasdaq Listing BLBX
Base Transaction Size	$10 Million
Over-Allotment Option	Up to 15%
Closing Share Price (as of 11/5/2021)	$7.50
Underwriter	Alexander Capital, LP
Expected Pricing	Week of November 8th
Use of Proceeds	-Continued development of the Blackboxstocks System platform -Development and marketing of future products and services -Sales and marketing to grow the subscriber base -General corporate and administrative expenses

What is Blackbox?


ANALYTICS
EDUCATION
COMMUNITY

- Proprietary hybrid FinTech and social media platform
- Provides real-time proprietary analytics and news for stock and options traders of all experience levels
- Employs predictive technology enhanced by AI which strives to level the playing field for retail traders
- Fully automated, user-friendly stock and options flow scanners
- Robust education program including live calendared classes with a broad curriculum
- Subscription-based Software as a Service ("SaaS") business model

Unique Functionality

Gamers live stream their online games in real time

Followers can view, listen and chat with broadcaster and other viewers

Followers can learn methods and strategies to master various video games



TSM_Myth
Stream Chat

Traders live stream their stock charts and real time analytics

Followers can view, listen and chat with broadcaster and other viewers

Followers can learn trading methods and strategies from the broadcaster



- **Fully interactive chat and social media platform that is integrated into our dashboard**
- **Allows our users to exchange information and ideas quickly and efficiently through a common network**
- **Live audio/screenshare feature that enables our members to broadcast on their own channels**
- **Growing community of members that spans over 42 countries**

Analytics and Features

Standard Market Features

- Real Time NYSE/NASDAQ Market Data
- Real Time OPRA Options Trade Data
- Streaming News Feed – Fly on the Wall
- Options News and Upgrades/Downgrades
- Institutional Grade Charts
- Earnings and Dividend Dates
- Daily Advancers / Decliners Scanner



Proprietary Features

- Volatility Indicator
- Real Time Algorithm-Driven Stock Alerts
- Symbol Specific Alert Criteria
- Broadcast Enabled Social Media
- Option Push Alerts
- Options Stream / Heatmap
- Pre-Configured Pre/Post Market Scanners
- Stock and Option Volume Ratio Scanner
- Members Only Live Audio





Our Dashboard



Institutional Grade Charts
Options Platform
Proprietary Volatility Indicator
Proprietary Algorithm Driven Alerts
Broadcast Enabled Social Media Full Chat and Audio
Top Alert Gainers/Decliners
Real Time News/Scanners

Video Transcript

One of our most compelling features is our dynamic chat platform, where we have merged all aspects of social media, with live analytics.

Follow the top traders in the Blackbox community as they post their watchlist or fire up live channels, displaying a chart of their next big trade.

Interact with Blackbox members in an informal, uncensored forum, to share ideas and strategies, and fine-tune your trading skills.

Log onto Blackboxstocks today and find your winning trade!

Video Transcript

The Blackbox Options Flow scanner provides our users with proprietary analytics and unparalleled insight into the options market. Our system has been designed to accommodate every type of options trader. We neatly summarize the daunting amount of options data, along with dark pool trades and corresponding news in an easy-to-understand, user-friendly dashboard.

When launched, our system defaults to our options flow module. Here we display the larger relevant trades while filtering out the smaller trades or market noise. All prints are color-coded to easily identify new money going to open new contracts. Yellow prints indicate the trade has exceeded opening interest in that contract. Purple prints indicate that the contract has exceeded its opening interest on the day. Further, we use our proprietary logic to classify these prints as either sweeps or blocks, and if they were traded on the bid or the ask.

Our advanced filters can be used to further identify the level of bullish or bearish order flow. These filters can also be used to identify larger trades, sweeps in expensive options, or multi leg trades. Our stock alert stream and the dark pool filter can be used in conjunction with the options flow feature to track the overall flow of smart money into a particular stock.

Our system monitors all trades in the options market and displays the total dollar flow of a specific stock in the most active tables. These four tables highlight the most active calls and puts, and the most bullish and bearish flow. We also offer a multiple source news feed that can be filtered for option specific news with a simple click.

We have further summarized this data in a proprietary, easy to read heat map. This heat map provides a breakdown of a specific stock's option flow by time to expiration and strike price. The heat map is color-coded to easily identify whether the options flow is bullish or bearish, allowing traders to quickly identify contracts that are in play, and which direction the money is flowing. In addition to the heatmap, we also display daily open interest changes, and track the average options volume by stock, highlighting the most active stocks and their put call ratios.
Finally, one of our most valuable features is our options alert log. Specific alerts are issued when our system identifies repetitive aggressive buying in a specific contract.

Blackbox Education Program

Blackbox Curriculum

- BBS for Beginners (Intro to the Market)
- Live Trading with Swan
- Blackbox Orientation
- Tuesday and Thursday Q&A
- Blackbox Bootcamp Part I (Basics of Stocks and Options)
- Blackbox Bootcamp Part II (The BBS Trading System)
- Understanding Options Flow
- Technical Analysis 101
- Dark Pool Basics

OIC Advanced Classes

- The Greeks Part I
- The Greeks Part II
- Implied Volatility
- Short Term Options Explained
- Options Pricing Explained

We offer a broad curriculum, including courses for beginners, intermediate level traders, and advanced courses for seasoned traders. We have carefully curated educators from the top traders within our community. We have also partnered with the Options Industry Council (OIC). The OIC is a non-profit organization funded by the Options Clearing Corp.

October 2021

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
26	27 5pm-7pm EDT BlackBoxStocks Orientation	28 • 4pm-5pm EDT Tuesday Q & A in our BlackBox Discord server 5pm-8pm EDT Boot Camp - Stock & Options Basics - Part 1	29 5pm-7pm EDT Boot Camp - Stock & Options Basics - Part 2	30 • 4pm-5pm EDT Thursday Q & A in our BlackBox Discord server 5pm-6pm EDT Dark Pool Basics 7pm-9pm EDT Understanding Options Flow	1	2
3	4 5pm-7pm EDT BlackBoxStocks Orientation	5 • 4pm-5pm EDT Tuesday Q & A in our BlackBox Discord server 5pm-7pm EDT Boot Camp - BBS Trading System - Part 1	6 9:15am-10:30am EDT Trading with Swan 4:30pm-5:30pm EDT Implied and Historical Volatility: OIC	7 • 4pm-5pm EDT Thursday Q & A in our BlackBox Discord server 7pm-9pm EDT Understanding Options Flow	8 9:15am-10:30am EDT Trading with Swan	9
10	11 9:15am-10:30am EDT Trading with Swan 5pm-7pm EDT BlackBoxStocks Orientation	12 • 4pm-5pm EDT Tuesday Q & A in our BlackBox Discord server 5pm-8pm EDT Boot Camp - Stock & Options Basics - Part 1	13 9:15am-10:30am EDT Trading with Swan 5pm-7pm EDT Boot Camp - Stock & Options Basics - Part 2	14 • 4pm-5pm EDT Thursday Q & A in our BlackBox Discord server 5pm-6pm EDT Dark Pool Basics 7pm-9pm EDT Understanding Options Flow	15 9:15am-10:30am EDT Trading with Swan	16



Teresa Arthur
Intro to Stocks and Options



Mike Downey
Options Flow Specialist



Mel Stone
Dark Pool Specialist

The Blackbox Community



Bali
Switzerland
El Paso
Port au Prince
Hollywood
Dallas
San Francisco
Aspen
Hawaii
Chichen Itza
Miami
Antartica

Blackbox is more than just a trading tool! "Blackbox is a lifestyle, a culture, and a **community**." We are an experienced team of traders that mentor new members and **collaborate** to seek to provide the best trading strategies and results for everyone in our **global** online community!

The Market

It is difficult to quantify the number of people that can be classified as day traders, since the term is somewhat ambiguous, especially since there has been a large influx of self-directed investors in 2020 and 2021. The two types of traders often overlap and separating these demographics can be difficult. Recent data suggest the following size for this growing market:

20%: One in 5 people in the U.S. invested in stocks, or mutual funds, in the final three months of 2020, up from 15% in the second quarter, a Conference Board survey showed. *Harry Robertson, Business Insider, Feb 10, 2021*

31 YEARS: The median age of user of Robinhood, one of the original commission-free online brokerages. More young adults are joining. Apex Clearing, which helps facilitate trades for brokerages, told Reuters around 1 million of new accounts it opened last year belonged to Gen Z investors, with an average age of 19. *John McCrank, Reuters Jan 29, 2021*

~$15.5 TRILLION: Total client assets at two of the top retail-focused brokerages. Fidelity Investments had $8.8 trillion in customer assets at the end of the third quarter, up from $8.3 trillion at the end of 2019. Schwab had $6.69 trillion in client assets as of Dec. 31, and 29.6 million brokerage accounts, up 66% and 140%, respectively, from a year earlier. *John McCrank, Reuters Jan 29, 2021*



MORE THAN 100 MILLION: The number of users/acccounts combined at six of the top online brokerages, according to the most recent data.
MILLIONS OF USERS/ACCOUNTS
0
5
10
15
20
25
30
35
32.5
Fidelity
30
Vanguard
29.6
charles SCHWAB
15
Webull
13
Robinhood
InteractiveBrokers
1.1
Source: John McCrank Reuters, Jan 29, 2021

User Acquisition / Digital Marketing

Recent Daily Data from Real Time Monitoring

YouTube


60k
40k
20k
0
60
40
20
0

Facebook Page Likes


400
300
200
100
0
20k
19k
18k
17k
16k

Example Monthly Digital Channel Attribution


Reddit
StockTwits
Facebook
YouTube
Instagram
Google Ads
Bing Ads
Twitter

Mentions vs Retweets


Mentions
Retweeted
200
150
100
50
0

Sub Report 30 day (New not Returning)


40
30
20
10
0

Total Daily Ad Spend 2


facebook_spend
stocktwits
google_ads_s...
twitter_spend
bing_spend
4k
3k
2k
1k
0

Affiliate Program

Blackbox Affiliate Program

BBS Affiliates are seasoned traders that have a large social community of followers. They target subscribers from their follower base to subscribe to BBS and act as moderators on the community platform providing advice and education in dedicated individual Affiliate Channels

- Affiliates earn $25/month each month for referrals for the duration of the subscription
- Affiliates earn $250/year for each yearly referral
- Incentivized to keep referrals engaged
- Creates higher LTV for Blackbox
- Create and share Blackbox content
- Grow social community
- Broadcast their own channels for education and further engagement
- Assist in branding and on-boarding


AT&T
8:57 AM
96%
@MariaC82
FOLLOWING
MESSAGE
MariaC82
Maria Chaudhry
H.U.S.T.L.E. #WelcomeToAnarchy99 #TripleCommas #PlayThePeople #StayGreen #LaFamilia #BlackBoxStocks
http://bit.ly/BlackBoxStocks2
Member since Sep 30, 2016
25.9K Ideas
142 Following
28.2K Followers
39.7K Liked
Notify me of new posts
MariaC82
7:48 AM
@clam151543 fresh account
16
MariaC82
7:47 AM
@clam151543 good morning! I don't like leaving all of my money at one broker. Also, we do account challenges & sometimes I start with a
1
16
Home
Rooms
Streams
Messages
Notifications

Partners / Vendors

TD Ameritrade

We have a marketing agreement under which our users receive discounted commissions for options trades. In turn TD Ameritrade pays us a fee for every account referral with a beginning balance of $2,500. **Future Opportunity:** We are seeking to leverage this relationship to market our product to the 10M+ TD users under our existing brand or under a white label scenario.

E*TRADE

We have a marketing agreement under which our users receive discounted commissions on options trades In turn, E*TRADE pays us $250 for every account referral with a beginning balance of $2,000. **Future Opportunity**: We are seeking to leverage this relationship to market our product to the 5M+ users under our existing brand or under a white label scenario.

TradeStation

We signed an API Partnership Agreement with TradeStation on November 14, 2019 for the integration of our platform with TradeStation. This integration allows our users to trade directly from our platform. TradeStation advertises our platform to 140,000 users through its webinars and in their internal app store. **Integration was completed in November 2020**

tastytrade

We have a marketing agreement under which Tastytrade pays us $400 for every account referral with a beginning balance of $2,000

Industry Financial Licenses

OIC The Options Industry Council · acquiremedia · Nasdaq · theflyonthewall · QUODD · Cboe Global Markets · NYSE

Video Transcript

TWO PREMIER PLATFORMS HAVE JOINED FORCES TO GIVE YOU THE ULTIMATE EDGE IN TRADING.

IT'S AS EASY AS CLICK, CLICK, BOOM!

CLICK

CLICK

BOOM

BLACKBOXSTOCKS

TRADESTATION

Ongoing Developments

Upgrade current social media and broadcast features to eliminate any use of third-party site solutions

- Eliminates cumbersome on-boarding process
- Provides single authentication process for all platform channels
- Reduces risk of reliance on a third party



Complete development of native iOS and Android applications

- Includes most of the features and functions currently available on our desktop version
- Allows members to use our platform at work
- Provides access to a broader base of subscribers





New Products

Portfolio Management Product

- Targets entire retail investor segment
- Utilizes our existing proprietary technology
- Much larger market >100 million US
- Launch: Q1 of 2022

Blackbox Pro

- Designed for professionals
- More advanced analytical tools
- Higher price point due to exchange premium
- Streamlines authentication with exchanges

Crypto Currency Platform

- Combines a quotation and execution system with our social media platform
- Targets asset class with explosive growth combined with a technology focused investor base

Summary Financial Results



$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
1H 2021 Gross Margins were 73%, up from 2020's 64%
120% CAGR
184% CAGR
$692,803
$268,953
$1,062,573
$367,497
$3,367,563
$2,166,243
$2,953,274
$2,147,922
2018
2019
2020
1H 2021
Revenue
Gross Margin

Executive Team

Gust Kepler - CEO and Co-Founder and Director

- Founder and President of several companies including G2 International Inc, Parallax Inc, and Glance Toys
- 10 years experience consulting for public companies on capitalization, strategic planning and investor relations

Eric Pharis - COO and Co-Founder

- 20 years experience in quantitative trading – proprietary trading at Daytek Securities, high frequency trading at Quantbrasil
- Masters in Financial Engineering from Cornell University

Robert Winspear - CFO and Director

- 25 years experience as CFO, CEO or director of multiple companies including NASDAQ companies
- BBA and MPA from University of Texas

Board of Directors

Andrew Malloy

- CEO ATMalloy and Partners (family office consulting)
- Over 35 years experience in alternative investments
- BA from Villanova

Ray Balestri

- Partner with Bell Nunnally, Over 30 years of legal experience
- Significant investment experience through his family limited partnership with over 40 holdings
- BS in Mathematics University of Illinois and JD from Harvard

Dalya Sulaiman

- Founder and CEO of Dalya Imar Insaat, a construction company
- Consults for Tepe Construction, manages real estate for MAM Abramenko
- BBA from Texas Christian University

Key Investment Considerations

Highlights:

- ✓ Unique FinTech platform with built in social media component
- ✓ Significant revenue growth
- ✓ Strategic partnerships
- ✓ Experienced management team and BOD
- ✓ Large addressable market
- ✓ New and exciting products in development


BLACKBOX
STOCKS

Transaction Summary

Issuer	Blackboxstocks Inc.
Proposed Exchange/Ticker	Nasdaq Listing BLBX
Base Transaction Size	$10 Million
Over-Allotment Option	Up to 15%
Closing Share Price (as of 11/5/2021)	$7.50
Underwriter	Alexander Capital, LP
Expected Pricing	Week of November 8th
Use of Proceeds	-Continued development of the Blackboxstocks System platform -Development and marketing of future products and services -Sales and marketing to grow the subscriber base -General corporate and administrative expenses

BLACKBOX STOCKS

Christopher Carlin
Alexander Capital, LP
ccarlin@alexandercapitallp.com
(646) 787-8890

November 2021